EXHIBIT 12.1

HOSPITALITY PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(IN THOUSANDS, EXCEPT RATIO AMOUNTS)

	Nine Months Ended September 30,	Year Ended December 31,
	2012	2011	2010	2009	2008	2007

Pre-Tax Income from Continuing Operations	$129,064	$191,803	$21,990	$198,403	$126,181	$222,415
Fixed Charges	101,660	134,110	138,712	143,410	156,844	148,110
Adjusted Earnings	$230,724	$325,913	$160,702	$341,813	$283,025	$370,525

Fixed Charges:
Interest on indebtedness and amortization of deferred finance costs and debt discounts	$101,660	$134,110	$138,712	$143,410	$156,844	$148,110

Ratio of Earnings to Fixed Charges	2.27x	2.43x	1.16x	2.38x	1.80x	2.50x